Discovery Laboratories, Inc.
200 Kelly Red, Suite 100
Warrington, PA  18976-3622

CONFIDENTIAL

VIA EDGAR

November 8, 2010

Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Discovery Laboratories, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2009 (“2009 10-K”)
Form 10-K/A for the Year Ended December 31, 2009
Forms 10-Q for the Quarterly Periods Ended March 31 and June 30, 2010
File No. 000-26422

Dear Mr. Rosenberg:

We refer to the September 17, 2010 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2009, the amendment to such Annual Report on Form 10-K/A and the Quarterly Reports on Form 10-Q for the Periods Ended March 31 and June 30, 2010, and to the Company’s responses thereto of October 1, 2010.  By telephone call on November 5, 2010 to Messrs. Ira Kotel and Roland Chase of our counsel, SNR Denton US LLP, Ms. Ibolya Ignat conveyed additional comments (“Comments”) on behalf of the Staff.   This letter sets forth the Company’s responses to the Comments.  For your convenience, we have reproduced below in italics each comment and have provided the Company’s response immediately below the comment.

Form 10-K for the fiscal year ended December 31, 2009

Item 1.  Business
Business Operations
Strategic Alliances and Collaboration Arrangements
Laboratorios del Dr. Esteve, S.A.
Philip Morris USA Inc. and Philip Morris Products S.A., page 21

1.
We refer to our original comment 1. You disclose in your response to our prior comment 1 that you will provide additional disclosure in your Form 10-Q for the fiscal quarter ended September 30, 2010.  We will not be in a position to clear the comment until the disclosure has been provided.

Securities and Exchange Commission
November 8, 2010

Response:

The Company intends to include the following disclosure in its quarterly report on Form 10-Q for the quarter ended September 30, 2010 (note, new language is underlined):

ITEM 1. BUSINESS – Business Operations.

Strategic Alliances and Technology License Agreements

Laboratorios del Dr. Esteve, S.A.

We have a strategic alliance with Laboratorios del Dr. Esteve, S.A. (Esteve) for the development, marketing and sales of a broad portfolio of potential KL4 surfactant products in Andorra, Greece, Italy, Portugal, and Spain.  Esteve will pay us a transfer price on sales of Surfaxin and other KL4 surfactant products.  We will be responsible for the manufacture and supply of all of the covered products and Esteve will be responsible for all sales and marketing in the territory.  Esteve is obligated to make stipulated cash payments to us of up to $5.1 million in the aggregate upon our achievement of certain milestones, primarily upon receipt of marketing regulatory approvals for the covered products.  In addition, Esteve has agreed to contribute to Phase 3 clinical trials for the covered products by conducting and funding development performed in the territory.  As part of a restructuring of this alliance in December 2004, we regained full commercialization rights to our KL4 surfactant technology in portions of the original territory licensed to Esteve, including key European markets, Central America, and South America (Former Esteve Territories) and agreed to pay to Esteve 10% of any cash up-front and milestone fees (not to exceed $20 million in the aggregate) that we may receive in connection with any strategic collaborations for the development and/or commercialization of certain of our KL4 surfactant products, including Surfaxin and Aerosurf  in the Former Esteve Territories.  The alliance will terminate as to each covered product, on a country-by-country basis, upon the latest to occur of: the expiration of last patent claim related to a covered product in such country; the first commercial sale in such country of the first-to-appear generic formulation of the covered product, and the tenth anniversary of the first sale of the covered product in such country.  After all royalty payment obligations have been satisfied, the license granted under the alliance agreement becomes fully-paid.  In addition to customary termination provisions for breach of the agreement by a party, the alliance agreement may be terminated by Esteve on 60 days’ prior written notice, up to the date of receipt of the first marketing regulatory approval, or, on up to 6 months’ written notice, if the first marketing regulatory approval has issued.  We may terminate the alliance agreement in the event that Esteve acquires a competitive product (as defined in the agreement).

Securities and Exchange Commission
November 8, 2010

Johnson & Johnson, Ortho Pharmaceutical Corporation and The Scripps Research Institute

Our precision-engineered surfactant platform technology, including Surfaxin, is based on the proprietary synthetic peptide, KL4 (sinapultide), a 21 amino acid protein-like substance that closely mimics the essential human lung protein SP-B.  This technology was invented at The Scripps Research Institute (Scripps) and was exclusively licensed to and further developed by Johnson & Johnson (J&J).  We have received an exclusive, worldwide license and sublicense from J&J and its wholly-owned subsidiary, Ortho Pharmaceutical Corporation, for, and have rights to, a series of over 30 patents and patent filings (worldwide) which are important, either individually or collectively, to our strategy for commercializing our precision-engineered surfactant technology for the diagnosis, prevention and treatment of disease.  The license and sublicense give us the exclusive rights to such patents for the life of the patents.  Under the license agreement, we are obligated to pay licensors fees of up to $2.5 million in the aggregate upon our achievement of certain milestones, primarily upon receipt of marketing regulatory approvals for certain designated products.  In addition, we are required to make royalty payments at different rates, depending upon type of revenue and country, in amounts of up to a high single-digit percent of net sales (as defined in the agreement) of licensed products sold by us or sublicensees, or, if greater, a percentage of royalty income from sublicensees in the low double digits.  The license agreement will expire, on a country-by-country, upon expiration of the last patent containing a valid claim covering a licensed product in such country.  After payment of all royalty obligations under the license agreement, the licenses granted thereunder become fully-paid.  In addition to customary termination provisions for breach of the agreement by a party, we may terminate the agreement, as to countries other than the U.S. and Western Europe territories (as defined in the agreement), on a country-by-country basis, on 6 months’ prior written notice; and as to the entire agreement, on 60 days’ prior written notice.

Philip Morris USA Inc. and Philip Morris Products S.A.

In March 2008, we restructured our December 2005 strategic alliance with Philip Morris USA Inc. (PMUSA), d/b/a Chrysalis Technologies (Chrysalis), and assumed full responsibility from Chrysalis for the further development of the capillary aerosolization technology, including finalizing design development for the initial prototype aerosolization device platform and disposable dose packets.  In connection with the restructuring, we restated our prior agreement as of March 28, 2008 and entered into an Amended and Restated License Agreement with PMUSA with respect to the United States (U.S. License Agreement), and, as PMUSA had assigned to Philip Morris Products S.A. (PMPSA) all rights in and to the capillary aerosolization technology outside of the United States (International Rights), effective on the same date, we entered into a License Agreement with PMPSA with respect to the International Rights (International License Agreement) on substantially the same terms and conditions as the U.S. License Agreement.  We currently hold exclusive licenses to the capillary aerosolization technology both in and outside of the United States for use with pulmonary surfactants (alone or in combination with any other pharmaceutical compound(s)) for all respiratory diseases and conditions (the foregoing uses in each territory, the Exclusive Field).  In addition, under the U.S. License Agreement, our license to use the capillary aerosolization technology includes other (non-surfactant) drugs to treat a wide range of pediatric and adult respiratory indications in hospitals and other health care institutions.  Each License Agreement, unless terminated earlier will expire as to each licensed product, on a country-by-country basis, upon the latest to occur of: the date on which the sale of such licensed product ceases to be covered by a patent claim of an issued and unexpired patent in such country; the date a generic form of the product is introduced in such country; and the tenth anniversary of the tenth anniversary of the first commercial sale of such licensed product.  In addition to customary termination provisions for breach of the agreements, we may terminate the License Agreements, in whole or in part, upon advance written notice to the licensor. In addition, either party to each License Agreement may terminate upon a material breach by the other party (subject to a specified cure period).

Securities and Exchange Commission
November 8, 2010

As part of the restructuring, Chrysalis completed a technology transfer, provided development support to us through June 30, 2008, and also paid us $4.5 million to support our future development activities.  We are obligated to pay royalties at a rate equal to a low single-digit percent of sales of products sold in the Exclusive Field in the territories.  In connection with exclusive undertakings of PMUSA and PMPSA not to exploit the capillary aerosolization technology for all licensed uses, we are obligated to pay royalties on all product sales, including sales of aerosol devices and related components that are not based on the capillary aerosolization technology; provided, however, that no royalties are payable to the extent that we exercise our right to terminate the license with respect to a specific indication.  We also agreed in the future to pay minimum royalties, but are entitled to a reduction of future royalties in the amount of any minimum royalties paid.

Form 10-Q for the quarterly period ended June 30, 2010

Note 4 - Stockholder’s Equity, page 8

Securities and Exchange Commission
November 8, 2010

2.
We refer to your response to our original comment 6.  It appears that the warrants issued in your May 2009 registered offering and your February 2010 public offering do not include explicit language to assure that you would not be required in any circumstance to effect a net cash settlement of the warrants.  Notwithstanding your assertions that you intended, and the holders agreed, that in the event that a registration statement was not available, the holders’ only course of action would be cashless exercise, the language in Section 1(d) of both warrant agreements present the holder with the option to elect cashless exercise.  As the agreements merely permit the holders to opt for cashless exercise, it appears that the holders may opt to force gross settlement in registered shares, and since non-performance is not an acceptable alternative under ASC 815-40-25-14, net cash settlement is assumed.  Please explain to us how the contractual provisions of these warrants support your assertions that the holders agreed to only exercise the warrants on a cashless basis if no registration statements are available.

Response:

We advise you that, after extensive discussions involving its management, Audit Committee, independent registered public accounting firm and outside counsel, the Company has determined to change its accounting treatment with respect to the warrants issued in its May 2009 and February 2010 registered offerings to record such warrants as liabilities, measured at fair value on the date of issue, with changes in the fair values recognized in the Company’s quarterly statement of operations in its quarterly financial reports.  In connection therewith, the Company intends to publish a press release and file a current report on Form 8-K on November 9, 2010 under Item 4.02(a) of Form 8-K.  The Company furthermore anticipates filing, on or before November 15, 2010, an amended Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and amended Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, each with restated financial statements reflecting the reclassification of the warrants, together with the Quarterly Report on Form 10-Q for the period ended September 30, 2010.

In addition, as discussed in our call this afternoon with Ibolya Ignat, Staff Accountant, and Marc Brunhofer, Accounting Reviewer, in order to assist the Staff in its review, we are enclosing as Appendix A hereto a draft of the consolidated financial statements and related footnotes that the Company proposes to include in its amended Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which includes draft disclosure of the expected financial statement impact of the change in accounting treatment to reflect the reclassification of the affected warrants from equity to a liability in an amount equal to the fair value of the warrants, as of the dates of issuance, calculated using the Black Scholes option pricing model.   The restatement will not have an impact on any other amounts previously reported, including Assets; Revenues; Research and Development Expenses and other operating expenses; Cash Flows; Loans, Equipment Loan and Accounts Payables; and Contractual Obligations.   It is our intention to provide additional relevant draft disclosure to the Staff in follow-up correspondence as soon as possible this week.

Securities and Exchange Commission
November 8, 2010

3.	We refer to the representations in your previous response made by counsel on behalf ofthe registrant. We would like the Company to make those representations.

Response:

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (415) 488-9347 or Ira Kotel or Roland Chase at our counsel, SNR Denton US LLP, at (973) 912-7100.

Sincerely,

/s/ Mary B. Templeton
Mary B. Templeton
Senior Vice President and
Deputy General Counsel

Copy to:

Ibolya Ignat, Staff Accountant
Marc Brunhofer, Accounting Reviewer
Jennifer C. Riegel,  Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Securities and Exchange Commission
November 8, 2010

John C. Cooper
David L. Lopez
Discovery Laboratories, Inc.
200 Kelly Red, Suite 100
Warrington, PA  18976-3622

Ira L. Kotel
SNR Denton US LLP
Two World Financial Center
New York, NY 10281-1008

Roland Chase
SNR Denton US LLP
101 JFK Parkway
4th Floor
Short Hills, NJ 07078-2708

APPENDIX A
DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,	December 31,
	2009	2008
ASSETS	(As Restated)
Current Assets:
Cash and cash equivalents	$15,741	$22,744
Available-for-sale marketable securities	–	2,048
Prepaid expenses and other current assets	233	625
Total current assets	15,974	25,417

Property and equipment, net	4,668	5,965
Restricted cash	400	600
Other assets	361	907
Total assets	$21,403	$32,889

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,294	$2,111
Accrued expenses	3,446	5,313
Common stock warrant liability	3,191	-
Loan payable, including accrued interest	10,461	–
Equipment loan, current portion	597	2,442
Total current liabilities	18,989	9,866

Loan payable, including accrued interest	–	10,128
Equipment loan, non-current portion	428	1,092
Other liabilities	690	870
Total liabilities	20,107	21,956

Stockholders’ Equity:
Preferred stock, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	–	–
Common stock, $0.001 par value; 380,000 and 180,000 shares authorized; 126,689 and 101,588 shares issued, 126,376 and 101,275 shares outstandingat December 31, 2009 and December 31, 2008, respectively	127	102
Additional paid-in capital	361,503	341,293
Accumulated deficit	(357,280)	(327,409)
Treasury stock (at cost); 313 shares	(3,054)	(3,054)
Accumulated other comprehensive income	–	1
Total stockholders’ equity	1,296	10,933
Total liabilities & stockholders’ equity	$21,403	$32,889

See notes to consolidated financial statements

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,

	2009	2008	2007
	(As Restated)
Revenue from collaborative arrangement and grants:	$–	$4,600	$–
Expenses:
Research & development	19,077	26,566	26,200
General & administrative	10,120	16,428	13,747
Total expenses	29,197	42,994	39,947
Operating loss	(29,197)	(38,394)	(39,947)

Change in fair value of common stock warrant liability	369	-	-

Other income / (expense):
Interest and other income	39	902	2,029
Interest and other expense	(1,082)	(1,614)	(2,087)
Other income / (expense), net	(1,043)	(712)	(58)

Net loss	$(29,871)	$(39,106)	$(40,005)
Net loss per common share - basic and diluted	$(0.26)	$(0.40)	$(0.49)
Weighted average number of common shares outstanding - basic and diluted	115,200	98,116	81,731

See notes to consolidated financial statements

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY
Consolidated Statements of Changes in Stockholders’ Equity
For Years Ended December 31, 2009, 2008 and 2007
(In thousands)

	Common Stock		Additional Paid-in	Unearned Portion of Compensatory	Accumulated	Treasury Stock		Accumulated Other Com- prehensive Income/
	Shares	Amount	Capital	Stock Options	Deficit	Shares	Amount	(Loss)	Total

			(As Restated)		(As Restated)				(As Restated)
Balance – January 1, 2007	69,871	$70	$265,604	$–	$(248,298)	(313)	$(3,054)	$–	$14,322
Comprehensive loss:
Net loss	–	–	–	–	(40,005)	–	–	–	(40,005)
Other comprehensive loss – unrealized gains on investments	–	–	–	–	–	–	–	42	42
Total comprehensive loss	–	–	–	–	–	–	–	–	(39,963)
Issuance of common stock, stock option exercises	62	–	106	–	–	–	–	–	106
Issuance of common stock, 401(k) employer match	118	–	294	–	–	–	–	–	294
Issuance of common stock, April 2007 financing	14,050	14	28,131	–	–	–	–	–	28,145
Issuance of common stock, December 2007 financing	10,000	10	23,550	–	–	–	–	–	23,560
Issuance of common stock, CEFF financings	2,852	3	6,997	–	–	–	–	–	7,000
Stock–based compensation expense	–	–	5,317	–	–	–	–	–	5,317
Balance – December 31, 2007	96,953	$97	$329,999	$–	$(288,303)	(313)	$(3,054)	$42	$38,781
Comprehensive loss:
Net loss	–	–	–	–	(39,106)	–	–	–	(39,106)
Other comprehensive loss – unrealized gains on investments	–	–	–	–	–	–	–	(41)	(41)
Total comprehensive loss	–	–	–	–	–	–	–	–	(39,147)
Issuance of common stock, stock option exercises	18	–	21	–	–	–	–	–	21
Issuance of common stock, 401(k) employer match	231	–	380	–	–	–	–	–	380
Issuance of common stock, CEFF financings	4,387	5	6,266	–	–	–	–	–	6,271
Stock-based compensation expense	–	–	4,627	–	–	–	–	–	4,627
Balance – December 31, 2008	101,589	$102	$341,293	$–	$(327,409)	(313)	$(3,054)	$1	$10,933
Comprehensive loss:
Net loss	–	–	–	–	(29,871)	–	–	–	(30,240)
Other comprehensive loss – unrealized gains on investments	–	–	–	–	–	–	–	(1)	(1)
Total comprehensive loss	–	–	–	–	–	–	–	–	(30,241)
Issuance of common stock, restricted stock awards	21	–	–	–	–	–	–	–	–
Issuance of common stock, 401(k) employer match	347	–	290	–	–	–	–	–	290
Issuance of common stock, May 2009 financing	14,000	14	6,891	–	–	–	–	–	6,905
Issuance of common stock, CEFF financings	10,732	11	10,346	–	–	–	–	–	10,357
Stock-based compensation expense	–	–	2,683	–	–	–	–	–	2,683
Balance – December 31, 2009	126,689	$127	$361,503	$–	$(357,280)	(313)	$(3,054)	$–	$1,296

See notes to consolidated financial statements

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,

	2009	2008	2007
Cash flow from operating activities:
Net loss	$(29,871)	$(39,106)	$(40,005)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,992	2,215	2,062
Stock–based compensation and 401(k) match	2,973	5,007	5,613
Fair value adjustment of common stock warrants	(369)
Loss on disposal of property and equipment	–	110	18
Changes in:
Prepaid expenses and other current assets	392	(56)	(89)
Accounts payable	(817)	1,353	(871)
Accrued expenses	(1,867)	(1,773)	2,762
Other assets	(1)	3	35
Other liabilities and accrued interest on loan payable	153	495	1,080
Net cash used in operating activities	(27,415)	(31,752)	(29,395)

Cash flow from investing activities:
Purchase of property and equipment	(147)	(632)	(3,765)
Restricted cash	200	-	-
Purchase of marketable securities	–	(25,765)	(38,355)
Proceeds from sale or maturity of marketable securities	2,047	39,754	22,319
Net cash provided by / (used in) investing activities	2,100	13,357	(19,801)

Cash flow from financing activities:
Proceeds from issuance of securities, net of expenses	20,820	6,292	58,809
Proceeds from equipment loans	–	896	2,862
Principal payments under equipment loan obligations	(2,508)	(2,978)	(1,948)
Net cash provided by financing activities	18,312	4,210	59,723
Net (decrease) / increase in cash and cash equivalents	(7,003)	(14,185)	10,527
Cash and cash equivalents – beginning of year	22,744	36,929	26,402
Cash and cash equivalents – end of year	$15,741	$22,744	$36,929

Supplementary disclosure of cash flows information:
Interest paid	$208	$529	$676
Non-cash transactions:
Unrealized gain / (loss) on marketable securities	(1)	(41)	42
Exchange of equipment loan obligation	–	–	3,968

See notes to consolidated financial statements

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Restatement of Historical Financial Statements

The accompanying consolidated balance sheet as of December 31, 2009 and the consolidated statement of operations, equity, and cash flows for the year ended December 31, 2009, have been restated in this report to reclassify certain warrant contracts based on a reassessment of the applicable accounting and classification, as more discussed in more detail in Note 2.

Note 1 – The Company and Description of Business

Discovery Laboratories, Inc. (referred to as “we,” “us,” or the “Company”) is a biotechnology company developing surfactant therapies to treat respiratory disorders and diseases for which there frequently are few or no approved therapies.  Our novel KL4 proprietary technology produces a synthetic, peptide-containing surfactant (KL4 surfactant) that is structurally similar to pulmonary surfactant, a substance produced naturally in the lung and essential for survival and normal respiratory function.  In addition, our proprietary capillary aerosol-generating technology (capillary aerosolization technology) produces a dense aerosol with a defined particle size, to potentially deliver our aerosolized KL4 surfactant to the lung.  As many respiratory disorders are associated with surfactant deficiency or surfactant degradation, we believe that our proprietary technology platform makes it possible, for the first time, to develop a significant pipeline of surfactant products targeted to treat a wide range of previously unaddressed respiratory problems.

We are developing our lead products, Surfaxin®(lucinactant), Surfaxin LS™ and Aerosurf®, to address the most significant respiratory conditions affecting pediatric populations.  In April 2009, we received a Complete Response Letter from the U.S. Food and Drug Administration (FDA) with respect to our New Drug Application (NDA) for Surfaxin for the prevention of Respiratory Distress Syndrome (RDS) in premature infants, our first product based on our novel KL4 surfactant technology.  The letter focused primarily on certain aspects of our fetal rabbit biological activity test (BAT, a quality control and stability release test for Surfaxin and our other KL4 pipeline products), specifically whether analysis of preclinical data from both the BAT and a well-established preterm lamb model of RDS demonstrates the degree of comparability that the FDA requires and whether the BAT can adequately distinguish change in Surfaxin biological activity over time.  We met with the FDA at an end-of-review meeting in June 2009 and by teleconference in September 2009 to discuss specific proposals to resolve this sole remaining Chemistry, Manufacturing & Control (CMC) issue, which must be addressed to obtain approval of Surfaxin.  Based on these and other interactions with the FDA, we are currently implementing a protocol intended to optimize and revalidate the BAT.  This effort is ongoing and, although not necessarily indicative of the final results, the BAT is presently meeting all pre-specified acceptance criteria.  Once the BAT is optimized and revalidated, we plan to initiate a comprehensive preclinical program that will consist of a series of a series of side-by-side studies comparing the results of the BAT with those of the well-established preterm lamb model of RDS in order to satisfy the FDA’s requirements with respect to the BAT.  If these studies are successful, we believe that we could be in a position to file a Complete Response to the April 2009 Complete Response Letter in the first quarter of 2011, which could lead to approval of Surfaxin for the prevention of Respiratory Distress Syndrome (RDS) in premature infants in 2011.  If approved, Surfaxin would be the first synthetic, peptide-containing surfactant for use in pediatric medicine.

Surfaxin LS, our lyophilized KL4 surfactant, is a dry powder formulation that is resuspended as a liquid prior to use and is intended to improve ease of use for healthcare practitioners, eliminate the need for cold-chain storage, and potentially further improve clinical performance.  Aerosurf is our proprietary KL4 surfactant in aerosolized form, which we are developing using our capillary aerosolization technology, initially to treat premature infants at risk for RDS.  Premature infants with RDS are treated with surfactants that are administered by means of invasive endotracheal intubation and mechanical ventilation, procedures that frequently result in serious respiratory conditions and complications.  If approved, we believe that Aerosurf will make it possible to administer surfactant into the lung without subjecting patients to such invasive procedures.  We believe that Aerosurf has the potential to enable a significant increase in the use of surfactant therapy in pediatric medicine.

In addition to our lead products, we plan over time to develop our KL4 surfactant technology into a broad product pipeline that potentially will address a variety of debilitating respiratory conditions for which there currently are no or few approved therapies, in patient populations ranging from premature infants to adults.  Our plans include potentially taking these initiatives through a Phase 2 proof-of-concept phase and, if successful, thereafter determining whether to seek strategic alliances or collaboration arrangements or to utilize other financial alternatives to fund their further development.  We have an ongoing Phase 2 clinical trial of Surfaxin to potentially address Acute Respiratory Failure (ARF) and our KL4 surfactant is the subject of an investigator-initiated Phase 2a clinical trial assessing the safety, tolerability and short-term effectiveness (via improvement in mucociliary clearance) of aerosolized KL4 surfactant in patients with Cystic Fibrosis (CF).  We are conducting research and preclinical development with our KL4 surfactant potentially to address Acute Lung Injury (ALI), and, potentially in the future, other diseases associated with inflammation of the lung, such as Asthma and Chronic Obstructive Pulmonary Disease (COPD).  We have also initiated exploratory preclinical studies to assess the feasibility of using our KL4 surfactant in combination with small and large molecule therapeutics to efficiently and effectively deliver therapies to the lung to treat a range of pulmonary conditions and disease.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

We are actively assessing various strategic and financial alternatives to secure the necessary capital to advance our KL4 respiratory pipeline programs to maximize stockholder value, although we prefer to accomplish our objectives through strategic alliances.  We are actively engaged in current discussions with potential strategic and/or financial partners, but there can be no assurance that any strategic alliance or other financing alternatives will be successfully concluded.   Until we secure an alliance or other financing alternative, we will continue to focus our financial resources on the potential approval of Surfaxin, while minimizing investments in our other pipeline programs.

Note 2 – Restatement of Financial Statements [Added Language]

 In this Annual Report on Form 10-K/A, we have restated our previously issued consolidated financial statements and related disclosures for the fiscal year ended December 31, 2009, and each of the quarterly consolidated financial statements on Form 10-Q for the periods ended June 30, 2009 and September 30, 2009 to reclassify warrant contracts based on a reassessment of the applicable accounting and classification.

We have historically accounted for warrants, which prior to May 2009 were issued in private transactions, as equity instruments.  Our warrants generally provide that, in the event the related registration statement or an exemption from registration is not available for the issuance or resale of the warrant shares, the holder  may exercise the warrant on a cashless basis.   However, notwithstanding the availability of cashless exercise, Accounting Standards Codification (ASC) Topic 815 “Derivatives and Hedging — Contracts in Entity’s Own Equity” (ASC 815) (formerly known as Emerging Issues Task Force Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”), as interpreted, appears to establish a presumption that, in the absence of express language to the contrary, registered warrants may be subject to net cash settlement, as it is not within our absolute control to provide freely-tradable shares in all circumstances.  After extensive discussion, our management, Ernst & Young, and our outside legal advisors concluded that, although the interpretation and applicability of ASC 815 as it relates to registered warrants is complex and subject to varying interpretations, it should be applied based on a strict reading of the authoritative literature without respect to any evaluation of remoteness or probability.

Applying such a strict reading, the Audit Committee, together with management and in consultation with Ernst & Young and our outside legal advisors, determined that, notwithstanding the highly-remote and theoretical possibility of net cash settlement, the warrants identified above should have been recorded as liabilities, measured at fair value on the date of issue, with changes in the fair values recognized in our quarterly statement of operations in our quarterly financial reports.  Accordingly, the Audit Committee has also concluded on November 8, 2010 that the Company’s previously-filed consolidated financial statements for the fiscal year ended December 31, 2009 on Form 10-K; Ernst & Young’s reports on the financial statements and the effectiveness of internal control over financial reporting for the fiscal year ended December 31, 2009; each of the consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2009, September 30, 2009, March 31, 2010 and June 30, 2010; and all related earnings releases and similar communications issued by the Company with respect to the foregoing, should no longer be relied upon.

The restatements reflect the reclassification of the warrants from equity to a liability in the following amounts, which represents the fair value of the warrants, as of the issuance dates, calculated using the Black-Scholes option pricing model.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Issuance Date	Number of Warrants Issued	Exercise Price	Expiration of Warrants	Fair Value of Warrants at Issuance Date
				(In thousands)
May 13, 2009	7,000,000	$1.15	May 13, 2014	$3,560

The revaluation of the fair value of warrants at each subsequent balance sheet date, results in a change in the carrying value of the liability, which change is recorded as “Change in fair value of common stock warrant liability” in the consolidated statement of operations. The net effect of these changes for fiscal year ended December 31, 2009, and for each of the quarterly consolidated financial statements on Form 10-Q for the periods ended June 30, 2009 and September 30, 2009 are as follows:

Reporting Period	Income (Loss) Resulting from Change in Fair Value of Common Stock Warrant Liability
(In thousands)
Annual
Year ended December 31, 2009	$369
Interim (Unaudited)
Quarter ended June 30, 2009	$(1,323)
Quarter ended September 30, 2009	$(1,662)
Quarter ended December 31, 2009	$3,354

We have not amended our previously filed Quarterly Reports on Form 10-Q for the periods ended June 30, 2009 and September 30, 2009 to reflect the restatements described in this Amendment No. 2, and thus the financial statements and related financial statement information contained in those reports should no longer be relied upon. Throughout this Amendment No. 2, all amounts presented from prior periods and prior period comparisons that have been revised are labeled as “restated” and reflect the balances and amounts on a restated basis.

The following tables summarize the effect of the restatement on the specific items presented in our historical consolidated financial statements included in the Annual Report on Form 10-K as of the  year ended December 31, 2009:

Consolidated Balance Sheet	December 31, 2009	December 31, 2009
(in thousands)	(As previously reported)	(As restated)

Current Liabilities:
Common stock warrant liability	$--	$3,191
Total Current Liabilities	15,798	18,989

Stockholders’ Equity:
Additional paid-in-capital	365,063	361,503
Accumulated deficit	(357,649)	(357,280)
Total Stockholders’ equity	4,487	1,296

Consolidated Statement of Operations	Year Ended December 31, 2009	Year Ended December 31, 2009
(in thousands)	(As previously reported)	(As restated)

Change in fair value of common stock warrant liability	$--	$369

Net Loss	(30,240)	(29,871)

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Note 3 – Liquidity Risks and Management’s Plans

We have incurred substantial losses since inception, due to investments in research and development, manufacturing and potential commercialization activities and we expect to continue to incur substantial losses over the next several years.  Historically, we have funded our business operations through various sources, including public and private securities offerings, draw downs under our CEFFs, capital equipment and debt facilities, and strategic alliances.  We expect to continue to fund our business operations through a combination of these sources, as well as sales revenue from our product candidates, beginning with Surfaxin for the prevention of RDS, if approved.

Following receipt of the April 2009 FDA Complete Response Letter for Surfaxin, we made fundamental changes in our business strategy.  We now believe that  it is in our best interest financially to seek to develop and commercialize our KL4 technology through strategic alliances or other collaboration arrangements.  However, there can be no assurance that any strategic alliance or other arrangement will be successfully concluded.

The accompanying financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  As a result of our cash position as of December 31, 2009, the audit opinion we received from our independent auditors, which is included in our financial statements in this report, contains a notation related to our ability to continue as a going concern.  Our ability to continue as a going concern is dependent on our ability to raise additional capital, to fund our research and development and commercial programs and meet our obligations on a timely basis.  If we are unable to successfully raise sufficient additional capital, through strategic and collaborative arrangements with potential partners and/or future debt and equity financings, we will likely not have sufficient cash flows and liquidity to fund our business operations, which could significantly limit our ability to continue as a going concern.  In that event, we may be forced to further limit development of many, if not all, of our programs and consider other means of creating value for our stockholders, such as licensing the development and/or commercialization of products that we consider valuable and might otherwise plan to develop ourselves.  If we are unable to raise the necessary capital, we may be forced to curtail all of our activities and, ultimately, cease operations.  Even if we are able to raise additional capital, such financings may only be available on unattractive terms, or could result in significant dilution of stockholders’ interests and, in such event, the market price of our common stock may decline.  Our December 31, 2009 financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

Our future capital requirements will depend upon many factors, including our efforts to secure one or more strategic alliances to support our product development activities and commercialization plans, and the ultimate success of our product development and commercialization plans.  Currently, we are focused on developing our lead KL4 surfactant products to address the most significant respiratory conditions affecting pediatric populations.  However, there can be no assurance that our research and development projects will be successful, that products developed will obtain necessary regulatory approval, that any approved product will be commercially viable, that any CEFF will be available for future financings, or that we will be able to secure strategic alliances or obtain additional capital when needed on acceptable terms, if at all.  Even if we succeed in securing strategic alliances, raising additional capital and developing and subsequently commercializing product candidates, we may never achieve sufficient sales revenue to achieve or maintain profitability.

As of December 31, 2009, we had cash and cash equivalents of $15.7 million.  In February 2010, we completed a public offering resulting in gross proceeds of $16.5 million ($15.1 million net).  Also, as of December 31, 2009, our $10.5 million loan with Quintiles (formerly PharmaBio Development Inc. and NovaQuest™), a strategic investment group of Quintiles Transnational Corp., is classified as a current liability, payable in April 2010.  We are pursuing a potential strategic restructuring of this loan; however, there can be no assurance that any such restructuring will occur. Currently, under our two CEFFs, we may potentially raise (subject to certain conditions, including minimum stock price and volume limitations) up to an aggregate of $69.5 million.  However, as of March 5, 2010, neither the May 2008 CEFF nor the December 2008 CEFF was available because the market price of our common stock price was below the minimum price required ($1.15 and $0.60, respectively) to utilize the facility.  See, Note 10 – Stockholders’ Equity, for details about our CEFFs. During 2009, we raised  aggregate gross proceeds of $22.0 million.  In May 2009, we completed a public offering of or common stock, resulting in gross proceeds of $11.3 million ($10.5 million net), and, throughout 2009, we raised an aggregate of $10.7 million from 10 draw-downs under our CEFFs.  See, “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Committed Equity Financing Facilities (CEFFs),” and “– Financings Pursuant to Common Stock Offerings.”

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Note 4 – Summary of Significant Accounting Policies and Recent Accounting Pronouncements

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States.

Consolidation

The consolidated financial statements include all of the accounts of Discovery Laboratories, Inc. and its inactive subsidiary, Acute Therapeutics, Inc.  All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash, cash equivalents and marketable securities

We consider all highly liquid marketable securities purchased with a maturity of three months or less to be cash equivalents.

Marketable securities are classified as available-for-sale and carried at fair market value, based on quoted market prices for these or similar instruments.  Realized gains and losses are computed using the average cost of securities sold.  Any appreciation/depreciation on these marketable securities is recorded as other comprehensive income (loss) in the statements of changes in stockholders’ equity until realized.  Realized gains (losses) on disposition of marketable securities are recorded in the statement of operations when disposed.

Marketable securities are purchased pursuant to an investment policy approved by our Board of Directors (the Board) that provides for the purchase of high-quality marketable securities, while ensuring preservation of capital and fulfillment of liquidity needs.

Fair Value of Financial Instruments

Our financial instruments consist principally of cash and cash equivalents, marketable securities and restricted cash.   The fair values of the Company’s cash equivalents and marketable securities are based on quoted market prices.  The carrying amount of cash equivalents and marketable securities is equal to their respective fair values at December 31, 2009 and December 31, 2008.

Other financial instruments, including accounts payable and accrued expenses, are carried at cost, which the Company believes approximates fair value.

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets (generally three to ten years).  Leasehold improvements are amortized over the shorter of the estimated useful lives or the remaining term of the lease.  Repairs and maintenance costs are charged to expense as incurred.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Long-lived assets

Our long-lived assets, primarily consisting of equipment, are reviewed for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable, or its estimated useful life has changed significantly.  When an asset’s undiscounted cash flows are less than its carrying value, an impairment is recorded and the asset is written down to its estimated value.  No impairment was recorded during the years ended December 31, 2009, 2008 and 2007, as management believes there are no circumstances that indicate the carrying amount of the assets will not be recoverable.

Revenue recognition under strategic alliances and collaboration agreements

Revenue under strategic alliances and our collaboration agreements is recognized based on the performance requirements of the contract.  Upfront, non-refundable license fees received in connection with collaboration agreements are deferred and recognized as revenue over the life of the agreement or period of performance obligations.  Revenues derived from the achievement of milestones are recognized when the milestone is achieved, as long as there are no further performance obligations.  Deferred revenue results from cash received or amounts receivable in advance of revenue recognition based upon the performance requirements of the contract.  Grant revenue is recorded upon receipt of funds.

Research and development

Research and development costs consist primarily of expenses associated with our personnel, facilities, manufacturing operations, formulation development, research, clinical, regulatory, other preclinical and clinical activities and medical affairs.  Research and development costs are charged to operations as incurred.

Stock-based compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of Accounting Standards Codification (ASC) Topic 718 “Stock Compensation,” using the modified-prospective-transition method.  See, Note 11 – Stock Options and Stock-based Employee Compensation, for a detailed description of our recognition of stock-based compensation expense.

Warrant accounting [Added Language]

We account for registered common stock warrants in accordance with applicable accounting guidance provided in ASC 815 “Derivatives and Hedging — Contracts in Entity’s Own Equity” (formerly known as EITF 00-19).  We classify registered warrants on the consolidated balance sheet as a current liability which is revalued at each balance sheet date subsequent to the initial issuance.  Determining the appropriate fair-value model and calculating the fair value of registered warrants requires considerable management judgment, including estimating stock price volatility and expected warrant life.  We develop our estimates based on historical data.  A small change in the estimates used may have a material impact in the estimated valuation.  We use the Black-Scholes pricing model to value the registered warrants.  Changes in the fair market value of the warrants are reflected in the consolidated statement of operations as “Change in fair value of common stock warrant liability.”

Income taxes

We provide for income taxes in accordance with Accounting Standards Codification (ASC) Topic 740, “Accounting for Income Taxes”.  ASC Topic 740 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

We use a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The adoption of ASC 740 on January 1, 2007 did not have a material impact on the consolidated financial statements.  Due to the fact that we have never realized a profit, management has fully reserved the net deferred tax asset since realization is not assured.

Comprehensive Loss

Comprehensive loss consists of net loss plus the changes in unrealized gains and losses on available-for-sale securities.  Comprehensive loss for the years ended December 31, 2009, 2008 and 2007 are as follows:

(in thousands)	December 31,
	2009	2008	2007
	(As Restated)
Net loss	$(29,871)	$(39,106)	$(40,005)
Change in unrealized (losses)/gains on marketable securities	(1)	(41)	42
Comprehensive loss	$(29,872)	$(39,147)	$(39,963)

Net loss per common share

Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding for the periods.  For the years ended December 31, 2009, 2008 and 2007, 30.9 million, 25.1 million and 20.3 million shares of common stock, respectively, were potentially issuable upon the exercise of certain stock options and warrants and vesting of restricted stock awards.  Due to our net loss, these potentially issuable shares were not included in the calculation of diluted net loss per share as the effect would be anti-dilutive, therefore basic and dilutive net loss per share are the same.

Business segments

We currently operate in one business segment, which is the research and development of products focused on surfactant replacement therapies for respiratory disorders and diseases. We are managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business. We do not operate separate lines of business with respect to our product candidates.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification™ (the Codification).  The Codification now is the single source of authoritative accounting principles recognized by FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP), in the United States.  The Codification became effective for interim and annual periods ending after September 15, 2009.  All other accounting literature not included in the Codification will be nonauthoritative, except for additional authoritative rules and interpretive releases issued by the United States Securities Exchange Commission (SEC).  The Codification is not intended to change GAAP; instead, it reorganizes the thousands of US GAAP pronouncements into approximately 90 Accounting Topics.  Adoption of the Codification did not have an impact on our consolidated financial statements.

In May 2009, FASB issued new guidance for accounting for subsequent events.  The new guidance, which is now part of Accounting Standards Codification (ASC) Topic 855, Subsequent Events, is consistent with existing auditing standards in its definition of subsequent events, but requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  There are two types of subsequent events: (1) events that provide additional evidence about conditions that existed at the balance sheet date, and are recognized in the financial statements, and (2) events that provide evidence about conditions that did not exist at the balance sheet date, but arose before the financial statements are issued or are available to be issued, and are not recognized at the balance sheet date.  The adoption of the new guidance had no impact on our consolidated financial statements.  We evaluated all events or transactions that occurred after December 31, 1009 up through March 10, 2010, the date these financial statements were issued and filed with the SEC.  During this period we had three material nonrecognized subsequent events, which are described in Note 18.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

In December 2007, FASB issued new guidance for accounting for collaborative arrangements.  The new guidance, which is now part of ASC Topic 808, Collaborative Arrangements, is effective for fiscal years beginning after December 15, 2008.  The scope of the new guidance is limited to collaborative arrangements where no separate legal entity exists and in which the parties are active participants and are exposed to significant risks and rewards that depend on the success of the activity.  The new guidance requires certain income statement presentation of transactions with third parties and of payments between parties to the arrangement, along with disclosure about the nature and purpose of the arrangement.  The adoption of the new guidance on January 1, 2009 did not have a material impact on our consolidated financial statements.

In December 2007, FASB issued new guidance for accounting for business combinations.  The new guidance, which is now part of ASC topic 805, Business Combinations, is effective for financial statements issued for fiscal years beginning on or after December 15, 2008.  The new guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired in the business combination.  ASC Topic 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. We adopted the new guidance on January 1, 2009, which had no immediate impact on our financial statements; however, it may have an impact on the accounting for any potential future business combinations.

Note 5 – Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities. Level 1 is generally considered the most reliable measurement of fair value under ASC 820.
•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Fair Value on a Recurring Basis [Amended language]

Assets and liabilities measured at fair value on a recurring basis are categorized in the table below based upon the lowest level of input (Level 1) as of December 31, 2009:

	Fair Value	Fair value measurement using
(in thousands)	December 31, 2009	Level 1	Level 2	Level 3

Assets:
Money markets (1)	$14,690	$14,690	$–	$–
Certificate of deposit	600	600	–	–
Total T	$15,290	$15,290	$–	$–
(1) Dreyfus Treasury & Agency Cash Management Fund.

Liabilities:
Common stock warrant liability	$3,191	$	$ –	$–	$3,191

The following table summarizes the activity of Level 3 inputs measured on a recurring basis for the year ended December 31, 2009:

(in thousands)	Fair Value Measurements of Common Stock Warrants Using Significant Unobservable Inputs (Level 3)

Balance at December 31, 2008	$-
Issuance of common stock warrants	3,560
Change in fair value of common stock warrant liability	(369)
Balance at December 31, 2009	$3,191

Note 6 – Marketable Securities

We did not hold any available-for-sale marketable securities as of December 31, 2009.  The following is a summary of available-for-sale marketable securities as of December 31, 2008 and 2007:

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY
(in thousands)	Amortized Cost Basis	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
December 31, 2008

U.S. treasury notes	$2,047	$1	$–	$2,048
Total	$2,047	$1	$–	$2,048

December 31, 2007

Commercial paper	$16,010	$42	$–	$16,052
Certificates of deposit	26	–	–	26
Total	$16,036	$42	$–	$16,078

Available-for-sale marketable securities consist of United States treasury notes, certificates of deposits, and high-quality commercial paper with a maturity of greater than three months.  All available-for-sale marketable securities have a maturity period of less than one year.  These assets are measured at fair market value at each reporting period.  The fair market value is recorded using quoted prices from active markets.

Marketable securities are purchased pursuant to an investment policy approved by our Board that provides for the purchase of high-quality marketable securities, while ensuring preservation of capital and fulfillment of liquidity needs.

Note 7 – Restricted Cash

Restricted cash consists of a security deposit held by our bank in the amount of $600,000 to secure a letter of credit in the same notional amount held by our landlord to secure our obligations under our Lease Agreement dated May 26, 2004 for our headquarters location in Warrington, Pennsylvania (See, Note 14 – Commitments, for further discussion on our leases).  Under the terms of our Lease, beginning in March 2010, the letter of credit (and the related security deposit) will be reduced to $400,000 and will remain in effect at that level through the remainder of the lease term.  Subject to certain conditions, upon expiration of the lease in February 2013, the letter of credit will expire and the security deposit will be released.

Note 8 – Property and Equipment

Property and equipment as of December 31, 2009 and 2008 was comprised of the following:

	December 31,
(in thousands)	2009	2008

Equipment	$7,265	$7,143
Furniture	791	791
Leasehold improvements	2,838	2,813
Subtotal	10,894	10,747
Accumulated depreciation and amortization	(6,226)	(4,782)
Property and equipment, net	$4,668	$5,965

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Equipment primarily consists of: (i) manufacturing equipment to produce our KL4 surfactant products, including Surfaxin and Aerosurf, for use in our preclinical studies, clinical trials and  potential commercial needs; (ii) laboratory equipment for manufacturing, analytical, research and development activities; and (iii) computers and office equipment to support our overall business activities.

Leasehold improvements primarily consists of construction of a new analytical and development laboratory in our Warrington, Pennsylvania headquarters, which was completed in 2007 and where we consolidated the analytical, quality and development activities previously located in Doylestown, Pennsylvania, and Mountain View, California.  The activities conducted in our laboratory include release and stability testing of raw materials as well as preclinical, clinical and, if approved, commercial drug product supply.  We also perform development work with respect to our aerosolized KL4 surfactant and novel formulations of our KL4 surfactant technology.  The laboratory will be amortized through the end of the lease term for our Warrington, Pennsylvania headquarters in 2013.  In addition, in 2007, we built a microbiology laboratory at our manufacturing facility in Totowa, New Jersey, to support production of our drug product candidates.  The microbiology laboratory will be amortized through the end of the lease term for our Totowa, New Jersey facility in 2014.

Depreciation and amortization expense on property and equipment for the years ended December 31, 2009, 2008, and 2007 was $1.4 million, $1.6 million, and $1.5 million, respectively.

Note 9 – Accrued Expenses

Accrued expenses as of December 31, 2009 and 2008 were comprised of the following:

	December 31,
(in thousands)	2009	2008

Accrued compensation(1)	$1,763	$2,390
Accrued manufacturing	568	1,174
Accrued research and development	332	374
All other accrued expenses	783	1,375
Total accounts payable and accrued expenses	$3,446	$5,313
Accrued compensation consists of potential employee incentive arrangements (pursuant to plans approved by our Board), contractual future severance arrangements for our former President and Chief Executive Officer (see, Note 14 – Commitments, for further discussion of this arrangement) and existing union employees at our manufacturing operations, and employees’ unused earned vacation.

Note 10 – Debt

Loan Payable – Quintiles

Quintiles (formerly PharmaBio Development, Inc. and NovaQuest™) in 2001 extended to us a secured, revolving credit facility, which we restructured in October 2006.  The outstanding principal balance of the loan, $8.5 million, is due and payable on April 30, 2010, together with all unpaid interest accrued since July 1, 2006.  Since October 2006, interest is calculated at the prime rate, compounded annually.  We may repay the loan, in whole or in part, at any time without prepayment penalty or premium.  In addition, our obligations to Quintiles under the loan agreement are secured by a security interest in substantially all of our assets, subject to limited exceptions set forth in the related security agreement.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Also in October 2006, in consideration of Quintiles’s agreement to restructure the loan, we entered into a Warrant Agreement with Quintiles, pursuant to which Quintiles has the right to purchase 1.5 million shares of our common stock at an exercise price of $3.5813 per share.  The warrants have a seven-year term and are exercisable, in whole or in part, for cash, cancellation of a portion of our indebtedness under the Quintiles loan agreement, or a combination of the foregoing, in an amount equal to the aggregate purchase price for the shares being purchased upon any exercise.

As of December 31, 2009, the outstanding balance under the loan was $10.5 million ($8.5 million principal and $2.0 million accrued interest) and was classified as a current liability on the Consolidated Balance Sheet as of such date.

For the years ended December 31, 2009, 2008 and 2007, we incurred interest expense associated with the Quintiles loan of $0.3 million, $0.5 million and $0.7 million, respectively.  The decrease in interest expense in 2009 and 2008 is due to declines in the prime rate during 2008 ranging from 7.25% to 3.25%.  During 2009, the prime rate remained at 3.25%.  In addition, for the years ended December 31, 2009, 2008 and 2007, we incurred interest expense associated with the amortization of deferred financing costs in connection with warrants issued to Quintiles in October 2006 of $0.5 million, $0.5 million and $0.5 million, respectively.

Equipment Loans

Our equipment loan liabilities as of December 31, 2009 and 2008 are as follows:

(in thousands)	2009	2008

GE Business Financial Services, Inc.
Short-term	$538	$2,385
Long-term	65	664
Total	603	3,049

Pennsylvania Machinery and Equipment Loan
Short-term	59	57
Long-term	363	428
Total	422	485

Total Short-term	597	2,442
Total Long-term	428	1,092
Total	$1,025	$3,534

For the years ended December 31, 2009, 2008 and 2007, we incurred interest expense associated with our equipment loans of $0.2 million, $0.6 million and $0.6 million, respectively.

Equipment Financing Facility with GE Business Financial Services Inc.

In May 2007, we entered into a Credit and Security Agreement (Credit Agreement) with GE Business Financial Services Inc. (formerly Merrill Lynch Business Financial Services Inc.) (GE), as Lender, pursuant to which GE agreed to provide a $12.5 million facility (Facility) to fund our capital programs.  The right to draw under this Facility expired on November 30, 2008.  Over the term of the Facility, we received $7.2 million, $4.0 million of which was applied to prepayment of a prior facility and $2.3 million of which was associated with construction and equipment for the analytical and development laboratory that we built in our Warrington, Pennsylvania headquarters in 2007.

Advances under the Facility to finance the acquisition of property and equipment are amortized over a period of 36 months and all other equipment and related costs are amortized over a period of 24 months.  The advance to prepay our prior facility is amortized over a period of 27 months.  Interest on each advance accrues at a fixed rate per annum equal to one-month LIBOR plus 6.25%, determined on the funding date of such advance.  Principal and interest on all advances are payable in equal installments on the first business day of each month.  We may prepay advances, in whole or in part, at any time, subject to a prepayment penalty, which, depending on the period of time elapsed from the closing of the Facility, will range from 4% to 1%.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Our obligations under the Facility are secured by a security interest in (i) the financed property and equipment, and (ii) all of our intellectual property (Supplemental Collateral), subject to limited exceptions set forth in the Loan Agreement.  The Supplemental Collateral will be released on the earlier to occur of (a) receipt by us of FDA approval of our NDA for Surfaxin for the prevention of RDS in premature infants, or (b) the date on which we shall have maintained over a continuous 12-month period ending on or after March 31, 2008, measured at the end of each calendar quarter, a minimum cash balance equal to our projected cash requirements for the following 12-month period.  In addition, we, GE and Quintiles entered into an Intercreditor Agreement under which GE agreed to subordinate its security interest in the Supplemental Collateral (which does not include financed property and equipment) to the security interest in the same collateral that we previously granted to Quintiles as discussed above.

Pennsylvania Machinery and Equipment Loan Fund (MELF)

We entered into a Loan Agreement and Security Agreement with the Commonwealth of Pennsylvania, Department of Community and Economic Development (Department), effective September 8, 2008, pursuant to which the Department made a loan to us from the Machinery and Equipment Loan Fund in the amount of $500,000 (MELF Loan) to fund the purchase and installation of new machinery and equipment and the upgrade of existing machinery and equipment at our analytical and development laboratory in Warrington, Pennsylvania.  Principal and interest on the MELF Loan is payable in equal monthly installments over a period of seven years.  Interest on the principal amount accrues at a fixed rate of five percent (5.0%) per annum.  We may prepay the MELF Loan at any time without penalty.

In addition to customary terms and conditions, the MELF Agreement provides that we must meet certain criteria regarding retention and creation of new jobs within a three-year period.  In the event that we fail to comply with this requirement, the interest rate on the Promissory Note, except in limited circumstances, will be adjusted to a fixed rate equal to two percentage points above the current prime rate for the remainder of the term.

Note 11 – Stockholders’ Equity

Registered Public Offerings and Private Placements

In February 2010, we completed a public offering of 27,500,000 shares of our common stock and warrants to purchase 13,750,000 shares of our common stock, sold as units, with each unit consisting of one share of common stock and a warrant to purchase 0.50 of a share of common stock, at a public offering price of $0.60 per unit, resulting in gross and net proceeds to us of $16.5 million and $15.1 million, respectively.  The warrants expire in February 2015 and are exercisable, subject to an aggregate share ownership limitation, at a price per share of $0.85, for cash or, in the event that the related registration statement or an exemption from registration is not available for the resale of the warrant shares, on a cashless basis.  This offering was made pursuant to the 2008 Universal Shelf (see, Universal Shelf Registration Statements of this Note).

In May 2009, we completed a registered direct offering of 14,000,000 shares of our common stock and warrants to purchase 7,000,000 shares of our common stock, sold as units to select institutional investors, with each unit consisting of one share of common stock and a warrant to purchase 0.50 of a share of common stock, at an offering price of $0.81 per unit, resulting in gross and net proceeds to us of $11.3 million and $10.5 million, respectively.
The warrants expire in May 2014 and are exercisable, subject to an aggregate share ownership limitation, at a price per share of $1.15, for cash or, in the event that the related registration statement or an exemption from registration is not available for the resale of the warrant shares, on a cashless basis.  This offering was made pursuant to our 2008 Universal Shelf.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

In December 2007, we completed a registered direct offering of 10,000,000 shares of our common stock to select institutional investors.  The shares were priced at $2.50 per share resulting in gross and net proceeds to us of $25.0 million and $23.6 million, respectively.  This offering was made pursuant to the 2005 Universal Shelf (see, Universal Shelf Registration Statements of this Note).

In April 2007, we completed a registered direct offering of 14,050,000 shares of our common stock to select institutional investors.  The shares were priced at $2.15 per share resulting in gross and net proceeds to us of $30.2 million and $28.1 million, respectively.  This offering was made pursuant to our 2005 Universal Shelf.

Committed Equity Financing Facilities (CEFFs)

We have entered into four Committed Equity Financing Facilities (CEFFs) with Kingsbridge Capital Limited (Kingsbridge), a private investment group, under which Kingsbridge is committed to purchase, subject to certain conditions, newly-issued shares of our common stock.  The CEFFs allow us, at our discretion, to raise capital at the time and in amounts deemed suitable to us, to support our business plans.  We are not obligated to utilize any of the funds available under the CEFFs.  Each CEFF is available for a period of 2 to 3 years from inception.  Should we choose to utilize any of the CEFFs, our ability to access the funds available under the CEFFs is subject to certain conditions, including stock price and volume limitations.

As of December 31, 2009, we had two CEFFs available for future financings as follows: the CEFF dated December 12, 2008 (December 2008 CEFF) and the CEFF dated May 22, 2008 (May 2008 CEFF).  A third CEFF entered in April 2006 expired on May 12, 2009 and is no longer available.  The following table sets forth an overview of the “draw down” requirements and availability under each CEFF:

(in millions, except per share data and trading days)		Minimum Price to Initiate Draw Down(1)	Minimum VWAP for Daily Pricing(2)	# of Trading Days In Each Draw Down(2)	Amount per Contract		Potential Availability at December 31, 2009
	Expiration				Shares	Maximum Proceeds	Shares	Maximum Proceeds

May 2008 CEFF	June 18, 2011	$1.15	90% of the closing market price on the day preceding the first day of draw down	8	19.3	$60.0	12.8	$51.8
Dec. 2008 CEFF	Feb. 6, 2011	$0.60		6	15.0	$25.0	7.1	$17.7

(1)
  To initiate a draw down, the closing price of our common stock on the trading day immediately preceding the firsttrading day of the draw down period must be at least equal to the minimum price set forth above.

(2)
  If on any trading day, the daily volume-weighted average of our common stock (VWAP) is less than the minimum VWAP set forth above, no shares are purchased on that trading day and the aggregate amount that we originally designated for the overall draw down is reduced for each such day by 1/8th in the case of the December 2008 CEFF, and  1/6th in the case of the May 2008 CEFF, respectively .  Unless we and Kingsbridge agree otherwise, a minimum of three trading days must elapse between the expiration of any draw-down pricing period and the beginning of the next draw-down pricing period.

Each draw down is limited in amount as follows:

•	May 2008 CEFF – the lesser of 3.0 percent of the closing price market value of the outstanding shares of our common stock at the time of the draw down or $10 million; and
•	December 2008 CEFF – the lesser of 1.5 percent of the closing price market value of the outstanding shares of our common stock at the time of the draw down or $3 million.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

The purchase price of shares sold to Kingsbridge under the CEFFs is at a discount to the VWAP (as defined in the applicable agreement) for each of the trading days following our initiation of a “draw down” under the CEFF, as follows:

Daily VWAP	% of VWAP	Applicable Discount
May 2008 CEFF
Greater than $7.25 per share	94%	6%
Less than or equal to $7.25 but greater than $3.85 per share	92%	8%
Less than or equal to $3.85 but greater than $1.75 per share	90%	10%
Less than or equal to $1.75 but greater than or equal to $1.15 per share	88%	12%

December 2008 CEFF
Greater than $7.25 per share	94%	6%
Less than or equal to $7.25 but greater than $3.85 per share	92%	8%
Less than or equal to $3.85 but greater than $1.75 per share	90%	10%
Less than or equal to $1.75 but greater than or equal to $1.10 per share	88%	12%
Less than or equal to $1.10 but greater than or equal to $.60	85%	15%

In addition, Kingsbridge may terminate the CEFFs under certain circumstances, including if a material adverse event relating to our business continues for 10 trading days after notice of the material adverse event.

In connection with the December 2008 CEFF, we issued a warrant to Kingsbridge on December 22, 2008 to purchase up to 675,000 shares of our common stock at an exercise price of $1.5132 per share.  The warrant expires in May 2014 and is exercisable, in whole or in part, for cash, except in limited circumstances, with expected total proceeds to us, if exercised, of approximately $1.0 million.  As of December 31, 2009, this warrant had not been exercised.

In connection with the May 2008 CEFF, we issued a warrant to Kingsbridge on May 22, 2008 to purchase up to 825,000 shares of our common stock at an exercise price of $2.506 per share.  The warrant expires in November 2013 and is exercisable, in whole or in part, for cash, except in limited circumstances, with expected total proceeds to us, if exercised, of approximately $2.1 million.  As of December 31, 2009, this warrant had not been exercised.

In connection with the 2006 CEFF, we issued a Class C Investor Warrant to Kingsbridge on April 17, 2006 to purchase up to 490,000 shares of our common stock at an exercise price equal to $5.6186 per share.  The warrant expires in October 2011 and is exercisable, in whole or in part, for cash, except in limited circumstances, with expected total proceeds to us, if exercised, of approximately $2.8 million.  As of December 31, 2009, this Class C Investor Warrant had not been exercised.

In connection with a CEFF that we entered in 2004, we issued a Class B Investor Warrant to Kingsbridge to purchase up to 375,000 shares of our common stock at an exercise price equal to $12.0744 per share.  The warrant expired unexercised in January 2010.

CEFF Financings

The financings that we completed under the December 2008 CEFF are:

(in thousands, except per share data)
Completion Date	Shares Issued	Gross Proceeds	Discounted Average Price Per Share

April 8, 2009	806	$1,000	$1.24
May 7, 2009	1,273	1,000	0.79
September 23, 2009	1,793	1,583	0.88
October 13, 2009	1,909	1,800	0.94
October 21, 2009	2,101	1,900	0.90

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

The financings that we completed under the May 2008 CEFF are:

(in thousands, except per share data)
Completion Date	Shares Issued	Gross Proceeds	Discounted Average Price Per Share

July 11, 2008	1,105	$1,563	$1.41
July 31, 2008	992	1,500	1.51
October 17, 2008	914	1,313	1.44
November 20, 2008	221	250	1.13
January 2, 2009	479	500	1.04
January 16, 2009	419	438	1.04
February 18, 2009	857	1,000	1.17
March 31, 2009	1,015	1,094	1.08
October 13, 2009	559	606	1.09

The financings that we completed under the now expired 2006 CEFF are:

(in thousands, except per share data)
Completion Date	Shares Issued	Gross Proceeds	Discounted Average Price Per Share

May 29, 2006	1,079	$2,188	$2.03
October 11, 2006	1,205	2,300	1.91
November 10, 2006	1,372	3,000	2.19
February 22, 2007	943	2,000	2.12
October 12, 2007	1,909	5,000	2.62
September 9, 2008	676	1,250	1.85

401(k) Employer Match

We have a voluntary 401(k) savings plan covering eligible employees that allows for periodic discretionary matches as a percentage of each participant’s contributions (up to the maximum deduction allowed, excluding “catch up” amounts) in newly issued shares of common stock.  For the years ended December 31, 2009, 2008 and 2007, the match resulted in the issuance of 346,904, 231,287, and 118,330 shares of common stock, respectively.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Common Shares Reserved for Future Issuance

Common shares reserved for potential future issuance upon exercise of warrants

The chart below summarizes shares of our common stock reserved for future issuance upon the exercise of warrants.

(in thousands, except price per share data)
	December 31,		Exercise Price	Expiration Date
	2009	2008

Investor Warrants – May 2009 Financing (1)	7,000	-	$1.15	5/13/2014
Kingsbridge – December 2008 CEFF(2)	675	675	$1.51	6/12/2014
Kingsbridge – May 2008 CEFF(2)	825	825	$2.51	11/22/2013
Private Placement – 2006 (3)	2,315	2,315	$3.18	11/22/2011
Quintiles - 2006 Loan Restructuring (4)	1,500	1,500	$3.58	10/26/2013
Class C Investor Warrants - 2006 CEFF (2)	490	490	$5.62	10/17/2011
Quintiles - 2004 Partnership Restructuring (5)	850	850	$7.19	11/3/2014
Class B Investor Warrants - 2004 CEFF (2)	375	375	$12.07	1/6/2010
Class A Investor Warrants – 2003	809	809	$6.88	9/19/2010
Total	14,839	7,839

(1)	Refer to the Registered Public Offerings and Private Placements section of this Note.
(2)	Refer to the Registered Public Offerings and Private Placements section of this Note.
(3)
 In Nov. 2006, in connection with a sale of 4.6 million shares of our common stock, we issued warrants to purchase common stock at an exercise price equal to $3.18 per share. The warrants expire in Nov. 2011 and, subject to an aggregate share ownership limitation, are exercisable, in whole or in part, for cash, except in limited circumstances, with expected proceeds to us of $7.4 million. As of December 31, 2009, the warrants had not been exercised

(4)	Refer to Note 9 – Debt
(5)
Issued in connection with a restructuring of a 2003 arrangement with Quintiles Transnational Corp that resulted in cancellation of a 2001 commercialization agreement and extension of the Quintiles Loan. Refer to Note 9 – Debt.

Common shares reserved for potential future issuance upon exercise of stock options

In June 2007, our stockholders approved the adoption of the 2007 Long-Term Incentive Plan (the “2007 Plan”).  The 2007 Plan provides for the grant of long-term equity and cash incentive compensation awards and replaced the Amended and Restated 1998 Stock Incentive Plan (the “1998 Plan”) whose ten-year term was to expire in March 2008.  The 2007 Plan continues many of the features of the 1998 Plan, but is updated to reflect changes to Nasdaq rules regarding equity compensation, other regulatory changes and market and corporate governance developments.  Awards outstanding under the 1998 Plan will continue to be governed by the terms of the 1998 Plan and the agreements under which they were granted.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Stock options outstanding and available for future issuance as of December 31, 2009 and 2008 are as follows:

(in thousands)	As of December 31,
	2009	2008

2007 Plan
Outstanding	6,688	7,296
Available for Future Grants	1,812	1,204
Total	8,500	8,500

1998 Plan
Outstanding	9,298	9,916
Available for Future Grants	–	–
Total	9,298	9,916

Total Outstanding	15,986	17,212
Total Available for Future Grants	1,812	1,204
Total	17,798	18,416

The 1998 Plan was suspended upon approval of the 2007 Plan in June 2007; therefore, no shares were available for future grants under the 1998 Plan.  See, Note 11 – Stock Options and Stock-based Employee Compensation.

Universal Shelf Registration Statements

2008 Universal Shelf

In June 2008, we filed a universal shelf registration statement on Form S-3 (No. 333-151654) (2008 Universal Shelf) with the SEC for the proposed offering from time to time of up to $150 million of our securities, including common stock, preferred stock, varying forms of debt and warrant securities, or any combination of the foregoing, on terms and conditions that will be determined at that time.  As of December 31, 2009 and March 1, 2010, respectively, up to $138.7 million and $122.2 million of our securities are potentially available for issuance pursuant to the 2009 Universal Shelf.  See, Registered Public Offering and Private Placements in this Note for offerings made pursuant to the 2008 Universal Shelf.

 2005 Universal Shelf

In October 2005, we filed a universal shelf registration statement on Form S-3 (File No. 333-128929) (2005 Universal Shelf) with the SEC for the proposed offering, from time to time, of up to $100 million of our debt or equity securities. See, Registered Public Offering and Private Placements in this Note for a discussion of offerings pursuant to the 2008 Universal Shelf.  The October 2005 Universal Shelf expired in December 2008.

Common shares reserved for potential future issuance under CEFF arrangements

As of December 31, 2009, the Company had two CEFFs available for future financings, as follows:

(in thousands)		Potential future issuance as of December 31,
	Expiration	2009	2008

May 2008 CEFF	June 18, 2011	12,768	15,618
December 2008 CEFF	February 6, 2011	7,118	15,000

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Common shares reserved for potential future issuance under our 401(k) Plan

In September 2009 and December 2008, our Board approved an increase of 160,000 and 350,000 shares, respectively, to the reserve for issuance under the 401(k) Plan.  As of December 31, 2009 and 2008, we had 137,435 and 324,339 shares, respectively, reserved for potential future issuance under the 401(k) Plan.

Note 12 – Stock Options and Stock-based Employee Compensation

Long-Term Incentive Plans

In June 2007, our stockholders approved the 2007 Plan, which replaced the 1998 Plan, which by its terms would have expired in March 2008.  See, Note 10 – Common shares reserved for potential future issuance upon exercise of stock options.  The purposes of the 2007 Plan are to (i) encourage eligible participants to acquire a proprietary interest in our company, (ii) provide employees incentives to contribute to our future success, thereby enhancing stockholder value, and (iii) attract and retain exceptionally qualified individuals upon whom, in large measure, our sustained progress, growth and profitability depend.

Under the 2007 Plan, we may grant awards for up to 8,500,000 shares of our common stock.  An administrative committee (the Committee – currently the Compensation Committee of the Board) or Committee delegates may determine the types, the number of shares covered by, and the terms and conditions of, such awards.  Eligible participants may include any of our employees, directors, advisors or consultants.

The 2007 Plan continues many of the features of the 1998 Plan, but is updated to reflect changes to Nasdaq rules regarding equity compensation, other regulatory changes and market and corporate governance developments.  Awards outstanding under the 1998 Plan continue to be governed by the terms of that plan and the applicable award agreements.

Award under the two plans may include:

Stock Options and Stock Appreciation Rights (SARs)

The Committee may award nonqualified stock options, incentive stock options, or SARs with a term of not more than ten years and a purchase price not be less than 100% of the fair market value on the date of grant.  The Committee will establish the vesting schedule for stock options and the method of payment for the exercise price, which may include cash, shares, or other awards.  Although individual grants may vary, option awards generally are exercisable upon vesting, vest based upon three years of continuous service and have a 10-year term.  In addition, the 2007 Plan provides for limits on the number of options and SARs granted to any one participant and the terms of any incentive stock option must comply with the provisions of Section 162(m) of the Internal Revenue Code.

Restricted Stock and Restricted Stock Units

The Committee may grant restricted stock awards (RSAs) and restricted stock units and, among other things, establish the applicable restrictions, including any limitation on voting rights or the receipt of dividends, and will establish the manner and timing under which restrictions may lapse.  If employment is terminated during the applicable restriction period (other than as a result of death or disability), shares of restricted stock and restricted stock units still subject to restriction will be forfeited, except as determined otherwise by the Committee.

Performance Awards and Other Stock-Based Awards

The Committee may grant performance awards, which may be denominated in cash, shares, other securities or other awards and payable to, or exercisable by, the participant upon the achievement of performance goals during performance periods, as established by the Committee.  The Committee may grant other stock-based awards that are denominated or payable in shares, under the terms and conditions as the Committee will determine.  The Committee may decide to include dividends or dividend equivalents as part of a performance or other stock-based award, and may accrue dividends, with or without interest, until the award is paid.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Automatic Grant of Non-Employee Director Options

Each non-employee directors is entitled to automatic option grants on specified dates as follows: (i) options to purchase 40,000 shares on the date of first election or appointment to the board and (ii) options to purchase 30,000 shares on the date of each subsequent annual stockholders meeting if such director continues to, and has served as a director for at least six months.  Non-employee director options vest on the first anniversary of the date of grant (subject to continued service through such date) and will otherwise vest in full upon the termination of service as a result of death or disability.  Non-employee director options have a term of ten years (subject to earlier termination twelve months after any termination of service).

No SARs or Performance Awards have been granted under either plan.  No RSAs have been granted under the 2007 Plan.  Under the 1998 Plan, in 2007, 56,660 RSAs were granted to certain employees for no cash consideration.  These RSAs initially were to vest on the date that Surfaxin for RDS first becomes widely commercially available; however, the Committee amended the vesting provisions in 2009 to provide for vesting on the third anniversary of the grant date.  As of December 31, 2009, there were 27,500 unvested restricted stock awards outstanding, which vested on January 3, 2010.

Under the 2007 Plan, as of December 31, 2009, options to purchase 6,687,719 shares of common stock were outstanding and 1,812,281 shares were available for potential future grants.  As of December 31, 2008, options to purchase 7,295,667 shares of common stock were outstanding and 1,204,333 shares were available for potential future grants.  Under the 1998 Plan, options to purchase 9,297,792 and 9,916,644 shares of common stock were outstanding as of December 31, 2009 and December 31, 2008, respectively.  No shares are available for future grants under the 1998 Plan.

A summary of option activity under the 2007 Plan and 1998 Plan as of December 31, 2009 and changes during the periods ended December 31, 2007, 2008 and 2009, respectively, is presented below:

(in thousands, except for weighted-average data) Stock Options	Price Per Share	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In Yrs)

Outstanding at December 31, 2006	$0.19 – $10.60	10,690	$4.89
Granted	2.08 – 3.58	3,907	2.94
Exercised	0.19 – 2.46	(61)	1.72
Forfeited or expired	0.19 – 9.80	(606)	5.07
Outstanding at December 31, 2007	$0.19 – $10.60	13,930	$4.35

Granted	1.21 – 2.90	3,950	1.78
Exercised	0.32 – 1.62	(18)	1.21
Forfeited or expired	0.19 – 10.60	(650)	5.17
Outstanding at December 31, 2008	$0.81 – $10.43	17,212	$3.72

Granted	0.49 – 1.18	297	0.78
Exercised	--	--	--
Forfeited or expired	0.81 – 9.17	(1,523)	2.63
Outstanding at December 31, 2009	$0.49 – $10.43	15,986	$3.76	6.1

Exercisable at December 31, 2009	$1.15 – $10.43	13,608	$4.09	5.7

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Based upon application of the Black-Scholes option-pricing formula described below, the weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2008 and 2007 was $0.56, $0.88 and $2.05, respectively.  The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $0, $13,000 and $57,000, respectively.  The total intrinsic value of options outstanding, vested and exercisable as of December 31, 2009 is $13,000, $0 and $0, respectively.

A summary of the status of our nonvested shares issuable upon exercise of outstanding options and changes during 2009 is presented below:

(shares in thousands)	Option Shares	Weighted-Average Grant-Date Fair Value

Non-vested at December 31, 2008	6,607	$1.40
Granted	297	.56
Vested	(3,636)	1.55
Forfeited	(891)	1.33
Non-vested at December 31, 2009	2,377	$1.11

The following table provides detail with regard to options outstanding, vested and exercisable at December 31, 2009:

(shares in thousands)	Outstanding			Vested and Exercisable
Price per share	Shares	Weighted- Average Price per Share	Weighted- Average Remaining Contractual Life	Shares	Weighted- Average Price per Share	Weighted- Average Remaining Contractual Life
$0.49 – $2.00	4,148	$1.63	7.86 Years	2,404	$1.69	7.23 years
$2.01 – $4.00	7,463	$2.66	6.41 Years	6,829	$2.65	6.44 years
$4.01 – $6.00	657	$4.75	0.88 Years	657	$4.75	0.88 years
$6.01 – $8.00	1,350	$6.87	5.26 Years	1,350	$6.87	5.26 years
$8.01 – $10.00	2,343	$8.93	4.24 Years	2,343	$8.93	4.24 years
$10.01 – $10.43	25	$10.43	4.22 Years	25	$10.43	4.22 years
	15,986			13,608

Stock-Based Compensation

As a result of adopting Accounting Standards Codification (ASC) Topic 718 “Stock Compensation,” on January 1, 2006, we recognized compensation expense for the years ended December 31, 2009, 2008 and 2007 of $2.7 million, $4.6 million and $5.3 million, respectively.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Stock-based compensation expenses was classified as follows:

	Years Ended December 31,
(in thousands)	2009	2008	2007

Research and development	$649	$1,501	$1,706
General and administrative	2,035	3,127	3,613
Total	$2,684	$4,628	$5,319

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing formula that uses assumptions noted in the following table.  Expected volatilities are based upon the historical volatility of our common stock and other factors.  We also use historical data and other factors to estimate option exercises, employee terminations and forfeiture rates within the valuation model.  The risk-free interest rates are based upon the U.S. Treasury yield curve in effect at the time of the grant.

	Years Ended December 31,
	2009	2008	2007

Weighted average expected volatility	99%	81%	88%
Weighted average expected term	4.7 years	4.6 years	4.8 years
Weighted average risk-free interest rate	1.7%	2.1%	4.8%
Expected dividends	–	–	–

The total fair value of the underlying shares of the options vested during 2009, 2008, and 2007 equals $5.6 million, $4.7 million and $4.9 million, respectively.  As of December 31, 2009, there was $2.2 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a weighted-average vesting period of 1.37 years.

On August 13, 2009, Dr. Robert J. Capetola, our former President and Chief Executive Officer, resigned his position and with us and as a member of our Board.  Under the terms of a Separation of Employment Agreement and General Release dated August 13, 2009 between Dr. Capetola and ourselves, all of Dr. Capetola’s outstanding RSAs and options immediately vested and all such RSAs and options shall remain exercisable to the end of their stated terms.  During 2009, the company recognized $0.3 million in stock option modification costs related to these items.

Note 13 – Corporate Partnership, Licensing and Research Funding Agreements

Laboratorios del Dr. Esteve, S.A.

We have a strategic alliance with Laboratorios del Dr. Esteve, S.A. (Esteve) for the development, marketing and sales of a broad portfolio of potential products in Andorra, Greece, Italy, Portugal, and Spain.  Esteve will pay us a transfer price on sales of Surfaxin and other KL4 surfactant products.  We will be responsible for the manufacture and supply of all of the covered products and Esteve will be responsible for all sales and marketing in the territory.  Esteve is obligated to make stipulated cash payments to us upon our achievement of certain milestones, primarily upon receipt of marketing regulatory approvals for the covered products.  In addition, Esteve has agreed to contribute to Phase 3 clinical trials for the covered products by conducting and funding development performed in the territory.  As part of a restructuring of this alliance in December 2004, we regained full commercialization rights to our KL4 surfactant technology in portions of the original territory licensed to Esteve, including key European markets, Central America, and South America (Former Esteve Territories) and agreed to pay to Esteve 10% of any cash up-front and milestone fees (not to exceed $20 million in the aggregate) that we may receive in connection with any strategic collaborations for the development and commercialization of certain of our KL4 surfactant products, including Surfaxin and Aerosurf  in the Former Esteve Territories.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Licensing and Research Funding Agreements

Philip Morris USA Inc. and Philip Morris Products S.A.

In March 2008, we restructured our December 2005 strategic alliance with Philip Morris USA Inc. (PMUSA), d/b/a Chrysalis Technologies (Chrysalis), and assumed full responsibility from Chrysalis for the further development of the capillary aerosolization technology, including finalizing design development for the initial prototype aerosolization device platform and disposable dose packets.  In connection with the restructuring, we restated our prior agreement as of March 28, 2008 and entered into an Amended and Restated License Agreement with PMUSA with respect to the United States (U.S. License Agreement), and, as PMUSA had assigned to Philip Morris Products S.A. (PMPSA) all rights in and to the capillary aerosolization technology outside of the United States (International Rights), effective on the same date, we entered into a License Agreement with PMPSA with respect to the International Rights (International License Agreement) on substantially the same terms and conditions as the U.S. License Agreement.  We currently hold exclusive licenses to the capillary aerosolization technology both in and outside of the United States for use with pulmonary surfactants (alone or in combination with any other pharmaceutical compound(s)) for all respiratory diseases and conditions (the foregoing uses in each territory, the Exclusive Field).  In addition, under the U.S. License Agreement, our license to use the capillary aerosolization technology includes other (non-surfactant) drugs to treat a wide range of pediatric and adult respiratory indications in hospitals and other health care institutions.

As part of the restructuring, Chrysalis completed a technology transfer, provided development support to us through June 30, 2008, and also paid us $4.5 million to support our future development activities.  We are obligated to pay royalties at a rate equal to a low single-digit percent of sales of products sold in the Exclusive Field in the territories.  In connection with exclusive undertakings of PMUSA and PMPSA not to exploit the capillary aerosolization technology for all licensed uses, we are obligated to pay royalties on all product sales, including sales of aerosol devices and related components that are not based on the capillary aerosolization technology; provided, however, that no royalties are payable to the extent that we exercise our right to terminate the license with respect to a specific indication.  We also agreed in the future to pay minimum royalties, but are entitled to a reduction of future royalties in an amount equal to the excess of any minimum royalty paid over royalties actually earned in prior periods.

Johnson & Johnson and Ortho Pharmaceutical Corporation

We, Johnson & Johnson and its wholly-owned subsidiary, Ortho Pharmaceutical Corporation, are parties to an agreement granting to us an exclusive worldwide license to the proprietary KL4 surfactant technology, including Surfaxin, in exchange for certain license fees, milestone payments aggregating up to $2,500,000 and royalties.  To date, we have paid $450,000 of such amount for milestones that have been achieved.

Note 14 – Commercial Strategy and Cost Containment Measures
Following receipt of the April 2009 Complete Response Letter for Surfaxin for the prevention of RDS in premature infants, we reviewed all aspects of our business with a view to conserving our cash and implemented a fundamental change in our business strategy.  We no longer are planning to establish our own specialty pulmonary organization to commercialize our potential pediatric products in the United States. Rather, to secure capital and advance our KL4 surfactant pipeline programs, we are now seeking strategic alliances in all markets, including the United States, to support our research and development programs and, if approved, to commercialize our products.

In addition, in April 2009, we implemented cost containment measures and reduced our workforce from 115 to 91 employees, focusing primarily on our commercial and corporate administrative groups.  We continue to maintain our core capabilities to support development of our KL4 surfactant technology, including quality, manufacturing and research and development resources.  We incurred a charge of $0.6 million in the second quarter of 2009 associated with staff reductions and the close-out of certain contractual arrangements, which is included within the appropriate line items on the Statements of Operations ($0.4 million in general and administrative expenses and $0.2 million in research and development expenses).  As of December 31, 2009, payments totaling $0.6 million had been made related to these items and $29,000 was unpaid, as follows:

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

(in thousands)	Severance and Benefits Related	Termination of Commercial Programs	Total

Q2 2009 Charge	$554	$74	$628
Payments / Adjustments	(450)	--	(450)
Liability as of June 30, 2009	$104	$74	$178
Payments / Adjustments	(97)	(4)	(101)
Liability as of September 30, 2009	$7	$70	$77
Payments / Adjustments	(7)	(41)	(48)
Liability as of December 31, 2009	$-	$29	$29

Note 15 – Commitments

Future payments due under contractual obligations at December 31, 2009 are as follows:
.
(in thousands)
	2010	2011	2012	2013	2014	There-after	Total
Loan payable(1)	$10,573	$–	$–	$–	$–	$–	$10,573
Equipment loan obligations(1)	722	152	85	85	85	70	1,199
Operating lease obligations	1,127	1,146	1,166	320	150	–	3,909
CEO Severance obligations	1,211	–	–	–	–	–	1,211
Total	$13,633	$1,298	$1,251	$405	$235	$70	$16,892

(1)  See, Note 9: “Debt”

Our operating leases consist primarily of facility leases for our operations in Pennsylvania and New Jersey.

We maintain our headquarters in Warrington, Pennsylvania.  The facility is 39,594 square feet and serves as the main operating facility for clinical development, regulatory, analytical technical services, research and development,  and administration.  In April 2007, the lease, which originally expired in February 2010 with total aggregate payments of $4.6 million, was extended an additional three years through February 2013 with additional payments of $3.0 million over the extension period.

We lease approximately 21,000 square feet of space for our manufacturing facility in Totowa, New Jersey, at an annual rent of $150,000.  This space is specifically designed for the manufacture and filling of sterile pharmaceuticals in compliance with cGMP and is our only manufacturing facility.  The lease expires in December 2014, subject to the landlord’s right, upon two years’ prior notice, to terminate the lease early.  This early termination right is subject to certain conditions, including that the master tenant, a related party of the landlord, must have ceased all activities at the premises, and, depending upon the timing of the notice, if we satisfy certain financial conditions, the landlord would be obligated to make early termination payments to us.  At the present time, we understand that the master tenant continues to be active in the premises. The total aggregate payments over the term of the lease are $1.4 million.  In connection with our manufacturing operations in Totowa, New Jersey, we have 15 employees subject to a collective bargaining arrangement which expires on December 3, 2010.  For a discussion of our manufacturing strategy, see, “Item 1 – Business – Business Operations – Manufacturing and Distribution,” in our Annual Report on Form 10-K.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Our lease for 5,600 square feet of office and analytical laboratory space in Doylestown, Pennsylvania was terminated effective July 31, 2008 and all activities at this location have been consolidated into our laboratory space in Warrington, Pennsylvania.  Our lease for 16,800 square feet of office and laboratory space at our facility in Mountain View, California, expired without renewal or extension on June 30, 2008.  In December 2007, we consolidated these activities into our laboratory space in Warrington, Pennsylvania.

Rent expense under all of these leases for the years ended December 31, 2009, 2008, and 2007 was $1.1 million, $1.2 million and $1.5 million, respectively.

In addition to the contractual obligations above, we have certain milestone and royalty payment obligations to Johnson & Johnson related to our product licenses.  To date, of the $2,500,000 aggregate potential amount of such milestone payments, we have paid $450,000 for milestones that have been achieved.

Former CEO Commitment

Effective August 13, 2009, Dr. Robert J. Capetola resigned his positions as our President and Chief Executive Officer and as a member of our Board.  We entered into a separation agreement and general release (Separation Agreement) with Dr. Capetola providing for (i) an upfront severance payment of $250,000, and (ii) periodic payments in an amount equal to his base salary (calculated at a rate of $490,000 per annum), in accordance with our payroll practices and less required withholdings.  The periodic payments will end the earlier of (x) May 3, 2010 or (y) the date, if ever, that a Corporate Transaction (as defined below) occurs.  In addition, Dr. Capetola will be entitled to (A) continuation of medical benefits and insurance coverage for a period of 24 or 27 months, depending upon circumstances, and (B) accelerated vesting of all outstanding restricted shares and options, which shall remain exercisable to the end of their stated terms.

The Separation Agreement provides further that, upon the occurrence of a Corporate Transaction prior to May 4, 2010, Dr. Capetola will receive a payment of up to $1,580,000 (Additional Severance) or, if any such Corporate Transaction also constitutes a Change of Control (as such term is defined in the Separation Agreement), a payment of up to $1,777,500; provided, however, that, in each case, any such payment will be reduced by the sum of the amounts described in clauses (i) and (ii) of this paragraph that theretofore have been paid.  A “Corporate Transaction” is defined in the Separation Agreement as (1) one or more corporate partnering or strategic alliance transactions, Business Combinations or public or private financings that (A) are completed during the Severance Period (as defined in the Separation Agreement) and (B) result in cash proceeds (net of transaction costs) to the Company of at least $20 million received during the Severance Period or within 90 calendar days thereafter, or (2) an acquisition of the Company, by business combination or other similar transaction, that occurs during the Severance Period and the consideration paid to stockholders of the Company, in cash or securities, is at least $20 million.  For this purpose, net proceeds will be calculated without taking into account any amounts received by the Company as reimbursement for costs of development and research activities to be performed in connection with any such transaction. See also, Note 18 – Subsequent Events.

Note 16 – Litigation

We are not aware of any pending or threatened legal actions that would, if determined adversely to us, have a material adverse effect on our business and operations.

We have from time to time been involved in disputes and proceedings arising in the ordinary course of business, including in connection with the conduct of our clinical trials.  In addition, as a public company, we are also potentially susceptible to litigation, such as claims asserting violations of securities laws.  Any such claims, with or without merit, if not resolved, could be time-consuming and result in costly litigation.  There can be no assurance that an adverse result in any future proceeding would not have a potentially material adverse effect on our business, results of operations and financial condition.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Note 17 – Income Taxes [To Be Confirmed]

Since our inception, we have never recorded a provision or benefit for Federal and state income taxes.

The reconciliation of the income tax benefit computed at the Federal statutory rates to our recorded tax benefit for the years ended December 31, 2009, 2008 and 2007 is as follows:

(in thousands)	December 31,
	2009	2008	2007
Income tax benefit, statutory rates	$10,282	$13,296	$13,601
State taxes on income, net of Federal benefit	423	2,102	2,363
Research and development tax credit	756	1,026	960
Employee Related	(1,471)	(1,306)	(1,118)
Other	(19)	(32)	(24)
Income tax benefit	9,971	15,086	15,782
Valuation allowance	(9,971)	(15,086)	(15,782)
Income tax benefit	$–	$–	$–

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities, at December 31, 2009 and 2008, are as follows:

(in thousands)	December 31,
	2009	2008
Long-term deferred tax assets:
Net operating loss carryforwards (Federal and state)	$126,291	$115,401
Research and development tax credits	7,893	7,137
Compensation expense on stock	4,730	4,334
Charitable contribution carryforward	6	6
Other accrued	1,635	2,073
Depreciation	2,341	2,494
Capitalized research and development	2,069	2,411
Total long-term deferred tax assets	144,965	133,857

Long-term deferred tax liabilities	–	–
Net deferred tax assets	144,632	133,857
Less: valuation allowance	(144,965)	(133,857)
Deferred tax assets, net of valuation allowance	$–	$–

We are in a net deferred tax asset position at December 31, 2009 and 2008 before the consideration of a valuation allowance.  Due to the fact that we have never realized a profit, management has fully reserved the net deferred tax asset since realization is not assured.

At December 31, 2009 and 2008, we had available carryforward net operating losses for Federal tax purposes of $315.5 million and $292.6 million, respectively, and a research and development tax credit carryforward of $7.9 million and $7.1 million, respectively.  The Federal net operating loss and research and development tax credit carryforwards began to expire in 2008 and will continue through 2028.  Approximately $11.9 million of the $315.5 net operating loss carryforwards expire prior to 2013.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

At December 31, 2009, we had available carryforward Federal and state net operating losses of $1.8 million and $16,000, respectively, related to stock based compensation.  Additionally, at December 31, 2008 and 2007, we had available carryforward losses of approximately $271.1 million and $250.2 million, respectively, for state tax purposes.  Of the $271.1 state tax carryforward losses, $246.7 million is associated with the state of Pennsylvania, with the remainder associated with New Jersey, California and Florida.

Utilization of net operating loss (NOL) and research and development (R&D) credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future.  These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively.  There also could be additional ownership changes in the future which may result in additional limitations in the utilization of the carryforward NOLs and credits.

A full valuation allowance has been provided against our research and development credits and, if a future assessment requires an adjustment, an adjustment would be offset by an adjustment to the valuation allowance.  Thus, there would be no impact to the consolidated balance sheet or statement of operations if an adjustment were required.

Federal and state net operating losses, $1.8 million and $16,000, respectively, relate to stock-based compensation, the tax effect of which will result in a credit to equity as opposed to income tax expense, to the extent these losses are utilized in the future.

On January 1, 2007, we adopted the provisions of Accounting Standards Codification (ASC) Topic 740, “Accounting for Income Taxes”. Topic 740 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  The provisions of Topic 740 apply to all material tax positions in all taxing jurisdictions for all open tax years. The adoption of Topic 740 did not have a material effect on the Company’s financial condition or results of operations for the year ended December 31, 2009.

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

Note 18 – Selected Quarterly Financial Data (Unaudited)

The following table contains unaudited statement of operations information for each quarter of 2009 and 2008.  The operating results for any quarter are not necessarily indicative of results for any future period.

2009 Quarters Ended:
(in thousands, except per share data)	Mar. 31	June 30	Sept. 30	Dec. 31	Total Year
		(As Restated)	(As Restated)	(As Restated)	(As Restated)
Revenues	$–	$–	$–	$–	$–
Expenses:
Research and development	5,607	5,052	4,530	3,888	19,077
General and administrative	3,096	2,592	2,417	2,015	10,120
Total expenses	8,703	7,644	6,947	5,903	29,197
Operating loss	(8,703)	(7,644)	(6,947)	(5,903)	(29,197)

Change in fair value of common stock warrant liability	-	(1,323)	(1,662)	3,354	369
Other expense, net	(297)	(264)	(244)	(238)	(1,043)
Net loss	$(9,000)	$(9,231)	$(8,853)	$(2,787)	$(29,871)
Net loss per common share - basic and diluted	$(0.09)	$(0.08)	$(0.07)	$(0.02)	$(0.26)
Weighted average number of common shares outstanding	102,093	112,712	119,993	125,638	115,200

2009 Quarters Ended:
(in thousands)	Mar. 31	June 30	Sept. 30	Dec. 31
		(As Restated)	(As Restated)	(As Restated)
Total Assets	$26,271	$29,940	$23,809	$21,403

Current Liabilities	$8,844	$22,437	$23,488	$18,989

Total Liabilities	$20,832	$23,864	$24,730	$20,107

Stockholders’ Equity	$5,439	$6,076	$(921)	$1,296

DISCOVERY LABORATORIES, INC.  AND SUBSIDIARY
DRAFT: FOR DISCUSSION PURPOSES ONLY

2008 Quarters Ended:
(in thousands, except per share data)	Mar. 31	June 30	Sept. 30	Dec. 31	Total Year
Revenues	$2,050	$2,500	$50	$–	$4,600
Expenses:
Research and development	7,232	7,439	6,724	5,170	26,566
General and administrative	4,505	5,076	3,726	3,121	16,428
Total expenses	11,737	12,515	10,450	8,291	42,994
Operating loss	(9,687)	(10,015)	(10,400)	(8,291)	(38,394)
Other expense, net	(27)	(200)	(239)	(246)	(712)
Net loss	$(9,714)	$(10,215)	$(10,639)	$(8,537)	$(39,106)
Net loss per common share - basic and diluted	$(0.10)	$(0.11)	$(0.11)	$(0.08)	$(0.40)
Weighted average number of common shares outstanding	96,649	96,691	98,619	100,474	98,116

Note 19 – Subsequent Events [To be confirmed]

We evaluated all events or transactions that occurred after December 31, 2009 up through the date we issued these financial statements. During this period we did not have any material recognized subsequent events, however, there were three nonrecognized subsequent events described below:

In February 2010, we completed a public offering of 27,500,000 shares of our common stock and warrants to purchase 13,750,000 shares of our common stock, sold as units, with each unit consisting of one share of common stock and a warrant to purchase 0.50 of a share of common stock, at a public offering price of $0.60 per unit, resulting in gross and net proceeds to us of $16.5 million and $15.1 million, respectively.  See, Note 10 – Stockholders’ Equity – Registered Public Offerings and Private Placements, for a further discussion of this offering.

With respect to our Former CEO Commitment (see, Note 14 – Commitments – Former CEO Commitment), since August 13, 2009, we have raised approximately $5.89 million in gross proceeds utilizing our CEFFs (see, Note 10 – Stockholders’ Equity – Committed Equity Financing Facilities – CEFF Financings).  In addition, on February 23, 2010, we completed a public offering that resulted in net proceeds to us of approximately $15.1 million (see, Note 10 – Stockholders’ Equity – Registered Public Offerings and Private Placements).  As the receipt from financings of more than $20 million qualifies as a Corporate Transaction, our obligation under the Separation Agreement to make payment to Dr. Capetola of the Additional Severance has matured.  Therefore, in accordance with the Separation Agreement, on March 5, 2010, we made a payment to Dr. Capetola in the amount of approximately $1.06 million (less withholding), representing his Additional Severance payment, reduced by the payments previously made to him under the Severance Agreement, which total approximately $0.52 million.  Our obligation to make periodic payments under the Separation Agreement has been satisfied and no further payments are due at this time.

On February 16, 2010, we announced that we had received written guidance from the FDA advising us that, since an acceptable animal model (preterm lamb) of RDS already exists, a PD clinical trial approach would not be appropriate.  We had previously expected, based on prior guidance received from the FDA, that a limited, pharmacodynamic-based (PD) clinical trial in preterm infants would be required to address the sole remaining CMC issue relating to the BAT that must be addressed to obtain approval of Surfaxin for the prevention of RDS in premature infants.  As a result, instead of pursuing a limited clinical trial, we are now focused on completing the optimization and revalidation of the BAT and developing a comprehensive preclinical plan intended to meet the FDA’s requirements.  If these studies are successful, we believe that we could be in a position to file a Complete Response to the April 2009 Complete Response Letter in the first quarter of 2011, which could lead to approval of Surfaxin for the prevention of Respiratory Distress Syndrome (RDS) in premature infants in 2011.